

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2013

<u>Via E-mail</u>
Steve Harding
President and Chief Executive Officer
American Exploration Corporation
700 6th Avenue SW, Suite 1250
Calgary, Alberta
Canada T2P 0T8

> **Re: American Exploration Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed August 1, 2013**
> **File No. 0-52542**

Dear Mr. Harding:

This letter confirms that on October 25, 2013, we advised you that we had completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief